				Exhibit 12(a)
WESTAR ENERGY, INC.
Computations of Ratio of Earnings to Fixed Charges and
Computations of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements
(Dollars in Thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings from continuing operations (a)	$339,274	$293,591	$200,226	$182,139	$232,224

Fixed Charges:
Interest (expensed and capitalized) (b)	178,049	179,272	162,217	126,986	116,973
Interest on corporate-owned life insurance
borrowings	66,326	68,926	68,401	58,207	55,164
Interest applicable to rentals (b)	4,528	4,325	22,353	23,227	22,713
Total Fixed Charges (c)	248,903	252,523	252,971	208,420	194,850

Distributed income of equity investees	—	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	970	970	970	970	970
Income tax required	424	396	404	22	368

Total Preferred Dividend Requirements (d)	1,394	1,366	1,374	992	1,338

Total Fixed Charges and Preferred
Dividend Requirements	250,297	253,889	254,345	209,412	196,188

Earnings (e)	$588,177	$546,114	$453,197	$390,559	$427,074

Ratio of Earnings to Fixed Charges	2.36	2.16	1.79	1.87	2.19

Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements	2.35	2.15	1.78	1.87	2.18
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b) As a result of consolidating variable interest entities as discussed in Note 17 of the Notes to Consolidated Financial Statements, "Variable Interest Entities," amounts previously reported as interest applicable to rentals are reported as interest expense beginning in 2010.

(c) Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(d) Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(e) Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.